The Hillshire Brands Company

400 South Jefferson Street

Chicago, IL 60607

(312) 614-6000

February 21, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Karl Hiller

Branch Chief

Re:	The Hillshire Brands Company

Form 10-K for the Fiscal Year ended June 29, 2013

Filed August 23, 2013

File No. 001-03344

Dear Mr. Hiller:

This letter sets forth the responses of The Hillshire Brands Company (the “Company”) to the comments contained in the letter from the Division of Corporation Finance (the “Division”), dated January 29, 2014 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended June 29, 2013 filed with the Securities and Exchange Commission (the “Commission”) on August 23, 2013. The comments of the Commission are set forth in the bold and italicized text below and the Company’s responses are set forth in the text beneath each Division comment.

Form 10-K for the Fiscal Year ended June 29, 2013

Exhibit 13 Annual Report

Financial Review, page 7

Net Sales, page 8

1.	Division Comment: We note your disclosure that sales were negatively impacted by a material one-time reduction in inventory levels held by a large retail customer in the fourth quarter of 2013. Tell us the extent to which you are aware of the facts and circumstances surrounding this reduction and quantify the amounts involved. For example, it would be helpful to understand (i) whether the customer increased its inventory levels in the fiscal 2013 quarters leading up to the reduction or had held its inventory levels stable prior to the reduction, (ii) the types of products that were subject to the reduction, (iii) how the reduction in customer inventory levels impacted your accounting (e.g., sales returns by the customer, reduction of 4th quarter purchases by the customer) and (iv) why the customer reduced its inventory levels and whether you expect the new inventory levels will be stable or will return to the historical levels in the future.

Company Response: The Company became aware of the customer’s intention to execute a reduction in inventory during the fourth quarter of fiscal year 2013. Leading up to the reduction, the customer had historically kept inventory at stable levels and there was no indication of any such reduction. The inventory reduction affected all products sold to the customer (including breakfast sandwiches, breakfast sausage, deli meat, hot dogs, and bakery products) and contributed to the year-over-year 6% decline in net sales to the retailer. While the impact on the Company’s net sales was significant, the reduction did not affect the Company’s sales returns or distressed reserves. The Company has continued to experience reduced inventory levels at the customer and has no indication from the customer that it intends to return to historical inventory levels in the future. The customer’s decreased inventory on-hand resulted in an increased turnover ratio of our products at the retailer.

2.	Division Comment: We note references to brand performance and resources in your fiscal 2013 earnings call transcripts by your president and chief executive officer, and in your Definitive Proxy Statement, disclosures indicating that executive compensation for each of your senior executive officers includes a market share increase performance measure related to your seven key brands. We would like to understand your process of operating segment identification and aggregation and therefore ask that you address the following points:

•	Identify your chief operating decision maker (“CODM”) or CODM group members, and all operating segment managers. Also describe the key financial metrics that are considered in the evaluation of performance and allocation of resources.

Company Response: Sean Connolly, President and Chief Executive Officer of the Company, is the CODM. In this capacity, Mr. Connolly is responsible for allocating Company resources and assessing the performance of the Company’s segments. Andrew P. Callahan, Executive Vice President and President, Retail, and Donald C. Davis, Senior Vice President and President, Foodservice, report directly to Mr. Connolly and in their capacities meet the definition of segment managers as outlined in FASB ASC 280-10-50-7, as discussed in further detail below.

In evaluating performance and in allocating resources, the key financial metric the CODM considers is Operating Segment Income (“OSI”). OSI is defined by the Company as segment sales less trade promotion; cost of goods sold; distribution; media, advertising & promotion (“MAP”); and selling, general & administrative (“SG&A”) costs. OSI measures our financial performance based on operational factors and helps the CODM and management evaluate performance, identify controllable expenses and make decisions designed to meet financial goals and optimize financial performance.

•	Submit a schedule listing the operating segments you have identified based on the definition in FASB ASC 280-10-50-1; including all operating segments which have been aggregated in preparing the amounts disclosed for your reportable segments.

Company Response: In accordance with ASC-280-10-50-1, the Company has determined that the operating and reportable segments are Retail and Foodservice/Other. The Company does not aggregate operating segments for reporting purposes.

The Retail segment sells a variety of branded packaged meat and frozen bakery products to retail customers in North America. It also includes gourmet artisanal sausage and salami products. The Foodservice/Other segment sells a variety of meat and bakery products to foodservice customers in North America such as broad-line foodservice distributors, restaurants, hospitals and other large institutions, and also includes results for the Company’s commodity meat products.

•	Submit the analysis that you performed in concluding that aggregation is appropriate for each operating segment under all criteria in FASB ASC 280-10-50-11, including the criteria of being consistent with the objectives and basic principles set forth in FASB ASC 280-10-10-1; clarify how you determined that providing more detailed segment disclosure would detract from these objectives if this is your view.

Company Response: As noted in the response above, the Company does not aggregate operating segments for reporting purposes. The reportable segments are identical to the operating segments.

•	Submit a copy of the information package provided to your CODM or CODM group covering all business activities and operating results for the quarter ended September 28, 2013 and the year ended June 29, 2013, plus any additional reports upon which the CODM or CODM group may have relied upon in making resource allocation decisions and assessing performance.

Company Response: In response to the Division’s request for supplemental information, the Company is submitting to the Division, under separate cover and on a confidential basis, copies of materials dated October 11, 2013 and July 19, 2013 provided to the CODM which cover business activities and operating results for the quarter ended September 28, 2013 and the year ended June 29, 2013, respectively.

•	Submit a copy of all information provided to your board of directors covering business activities and operating results for the quarter ended September 28, 2013 and the year ended June 29, 2013, which was not also provided to your CODM or CODM group, and explain how your identification of operating segments has properly considered this information in accordance with FASB ASC 280-10-50-6.

Company Response: In response to the Division’s request for supplemental information, the Company is submitting to the Division, under separate cover and on a confidential basis, copies of materials provided to the Board of Directors dated August 22, 2013, September 12, 2013 and October 24, 2013, which cover business activities and operating results for the quarter ended September 28, 2013, and materials dated June 27, 2013 and July 17, 2013, which cover business activities and operating results for the year ended June 29, 2013. The information presented is consistent with our determination of operating segments.

•	If you have associated the CODM function with an individual rather than a group, please explain your rationale and if others are responsible for resource allocation by brand, or according to the nature of products, please explain how your view is consistent with FASB ASC 280-10-50-5 through 280-10-50-9.

Company Response: As noted above, Mr. Connolly, President and Chief Executive Officer of the Company, is the CODM. FASB ASC 280-10-50-5 states that the function of a CODM is to “allocate resources to and assess the performance of the segments of a public entity.” Mr. Connolly leads the Company with a supporting senior leadership team (the “SLT”) that assists in providing input and driving the performance of the Company. The SLT primarily consists of key functional leads for the Company, including the two segment managers and representatives from legal, finance, human resources, and supply chain. In its identification of the CODM, the Company determined that, although the CEO utilizes inputs from the SLT to evaluate performance, highlight key stakeholder perspectives, and help drive performance through the operating segments, Mr. Connolly retains ultimate authority and responsibility for resource allocation and performance assessment of the Company’s operations. As a result, the Company determined that the CEO alone constitutes the CODM in accordance with FASB ASC 280-10-50-5 through 280-10-50-9.

FASB ASC 280-10-50-7 states “[g]enerally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” As mentioned above, Mr. Callahan and Mr. Davis are the segment managers of Retail and Foodservice/Other, respectively. They are directly accountable to the CODM, have regularly scheduled meetings with the CODM and are responsible for the segments’ operating activities, financial results, forecasts and plans. In addition, the segment managers are responsible for resource allocation by brand. As such, the roles of Mr. Callahan and Mr. Davis meet the definition of segment managers as outlined by FASB ASC 280-10-50-7.

Resource allocations by brand are discussed in the Company Response to Comment 3 below.

•	Submit an organizational chart that shows your internal financial reporting structure identifying your officers and managers and others who are responsible for the brands and product lines that comprise your principal business operations.

Company Response: In response to the Division’s request for supplemental information, the Company is submitting to the Division under separate cover and with a request for confidential treatment, copies of the requested organizational charts.

3. Division Comment: We note the references in your fiscal 2013 earnings call transcripts to media, advertising and promotion (“MAP”) spend and in your Definitive Proxy Statement, disclosure indicating that MAP spend as a percentage of net sales is a performance measure. We would like to understand the basis for MAP spend allocation decisions in your company as the underlying process appears to be a resource allocation decision that would be relevant to your determination of operating segments.

Accordingly, please explain to us how you determined MAP spend in developing your fiscal 2013 operating plan for (i) each of your seven key brands, (ii) the retail segment and (iii) the company. Please describe the roles and involvement of the president, retail, and the president and chief executive officer. For example, describe any preliminary or formal reviews, approvals or discussions undertaken by these executives.

Similarly, please describe any MAP spend decisions made subsequently, during fiscal 2013, and describe the roles and involvement of the president, retail, and the president and chief executive officer in undertaking or implementing these decisions.

Company Response: On an annual basis, the President of Retail and the President of Foodservice, in conjunction with the Executive Vice President, Chief Financial Officer, present the consolidated and segmented MAP budgets to the CODM for review and approval. The CODM is responsible for approving the consolidated spending level, as well as the allocation between the two segments. Historically, over 90% of the Company’s MAP spend has been allocated to the Retail segment to support consumer marketing initiatives and, as such, is not a resource allocation measure for purposes of determining segments. The President of Retail, in consultation with the segment’s business unit leaders, determines how to allocate the respective MAP budget across the brands, including the seven key brands. The CODM does not determine or allocate MAP spend by brand.

Over the course of the fiscal year, the President of Retail regularly reviews his business unit MAP budgets and from time-to-time reallocates the budget between business units and shifts the timing of planned MAP to different periods. Increases to the consolidated or segment MAP budgets require the approval of the CODM.

Acknowledgements and Closing Comments

As requested in the Comment Letter, The Hillshire Brands Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to written staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (312) 614-8426 or via email at bill.kelley@hillshirebrands.com.

Very truly yours,

The Hillshire Brands Company

By:	/s/ William J. Kelley, Jr.
Name:	William J. Kelley, Jr.
Title:	Senior Vice President, Controller and Chief Accounting Officer

cc:	Maria Henry, Executive Vice President, Chief Financial Officer

Kent Magill, Executive Vice President, General Counsel and Corporate Secretary